Electronically transmitted to the Securities and Exchange Commission on April 21, 1999
                                                Registration No. 333-___________


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          ONELINK COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

         Minnesota                                             41-1675041
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                              Identification No.)

                          10340 Viking Drive, Suite 150
                             Eden Prairie, MN 55344
                                 (612) 996-9000

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 Paul F. Lidsky
                      President and Chief Executive Officer
                          OneLink Communications, Inc.
                          10340 Viking Drive, Suite 150
                             Eden Prairie, MN 55344
                                 (612) 996-9000

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                         William K. Sjostrom, Jr., Esq.
                            Stuart L. Sorenson, Esq.
                            Fredrikson & Byron, P.A.
                            1100 International Centre
                             900 Second Avenue South
                          Minneapolis, Minnesota 55402
                                 (612) 347-7170

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

If any of the securities being offered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act check the following box. [ X ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [ ]

If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

                                                          CALCULATION OF REGISTRATION FEE
---------------------------------- -------------------- ----------------------- ------------------------- -------------------------
Title of each class of securities        Amount            Proposed maximum         Proposed maximum       Amount of registration
to be Registered                    to be registered      offering price per       aggregate offering               fee
                                                               unit(1)                  price(1)
---------------------------------- -------------------- ----------------------- ------------------------- -------------------------
Common stock to be offered by the       3,840,000               $2.00                  $7,680,000                $2,135.04
Selling Stockholders
---------------------------------- -------------------- ----------------------- ------------------------- -------------------------

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

The registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   Subject to completion, dated April 21, 1999


                          ONELINK COMMUNICATIONS, INC.


                        3,840,000 shares of common stock




Offering Price.........    The shares will be offered for sale from time to time
                           at market or negotiated prices.

Selling Stockholders...    The stockholders of OneLink identified on page 6 of
                           this prospectus, not OneLink itself, are offering all of the shares to be sold in the offering. The selling stockholders are acting individually, not as a group.
                           OneLink will not receive any proceeds from sales of shares by these selling stockholders.

Trading Market.........    OneLink common stock is traded on the OTC Bulletin
                           Board under the symbol "ONEL".


                             -----------------------

         There are risks involved with investing in OneLink. An investor should carefully read the risk factor section of this prospectus beginning on page 3.

                             -----------------------



         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.








            The date of this prospectus is ____________________, 1999

                                TABLE OF CONTENTS

                                                                           Page


ABOUT ONELINK.................................................................3


RISK FACTORS..................................................................3


USE OF PROCEEDS...............................................................6


SELLING STOCKHOLDERS..........................................................6


PLAN OF DISTRIBUTION..........................................................8


DESCRIPTION OF CAPITAL STOCK..................................................9


WHERE YOU CAN FIND MORE INFORMATION..........................................11

                                  ABOUT ONELINK

         We specialize in transforming raw telecommunications data into reports, containing information pertaining to caller location, frequency of calls, unanswered calls, busy calls, etc., referred to in the industry as "business intelligence" that enables management to make better informed and more accurate decisions. We market our TeleSmartTM Data Services solutions to telecommunications providers who provide these services to their customers as value-added enhancements to strengthen customer relationships and increase customer satisfaction, loyalty and retention.

         Accompanying this prospectus is a copy of our annual report to stockholders for 1998. Our annual report contains important information about us that you should consider in connection with deciding whether or not to invest in our common stock. You should read both our annual report and this document carefully and in their entirety.

                                  RISK FACTORS

         Investing in our common stock is very risky. You should not invest any money you cannot afford to lose. You should carefully consider the following risk factors, together with the other information in this document and our annual report for 1998, in evaluating whether to invest in our common stock. Some of the statements in this document and our annual report are not historical facts but are forward-looking statements. These forward-looking statements may be identified by the use of terminology like "anticipate," "believe," "estimate," "expect," "intend," "may," "plans," "project" and similar expressions. These statements involve risks and uncertainties and should be evaluated in light of the following risk factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

         Historical losses. We incurred net losses of $923,671 in 1998 and $2,506,875 in 1997 and expect to incur additional losses in 1999. In March 1999 we raised $1.9 million through the sale of 1,900,000 shares of our common stock at $1.00 per share in part to accelerate the development of our products and fund continuing operations. Receiving these funds also enabled us to avoid getting a "going concern" qualification on our auditors' report for our 1998 financial statements. Our auditors' report for our 1997 financial statements did contain a "going concern" qualification which means our auditors questioned whether we could continue in business.

         Concentration of customers. We currently have only two customers for our TeleSmartTM Data Services, U.S. West Communications, Inc. and Cincinnati Bell Telephone. Revenues from U.S. West represented 66% of our 1998 revenues for continuing operations, and revenues from Cincinnati Bell represented 17% of our 1998 revenues for continuing operations. Our ability to survive is dependent on retaining and generating more revenue from these two customers or gaining additional customers for our TeleSmartTM Data Services. If we are unable to generate more revenue from our two customers or gain new customers, we will likely have to cease operations.

         Dependence on TeleSmartTM Data Services. Since we no longer offer interactive voice response systems, our survival is almost entirely dependent on the success of our TeleSmartTM Data Services. Thus, anything negatively impacting our TeleSmartTM Data Services, like performance problems, technological or regulatory changes, or the introduction of competing services, would adversely impact OneLink and may lead to our demise.

         Potential need for more capital. If our revenues do not increase as we expect or our spending increases, we will likely need to raise additional capital. If our revenues and spending remain at their current levels, we will likely run out of money in two years. Because of our financial condition, we expect that it will be difficult for us to raise more capital. Any capital we are able to obtain would likely be on unfavorable terms and result in reducing the percentage ownership of OneLink by our stockholders. If we require more capital and are unable to raise it before we run out of money, we will likely have to cease operations.

         Year 2000 problems may adversely affect us. The year 2000 problem involves programs designed and developed without addressing the impact of the upcoming change in the century. While we believe that our software and internal operations are year 2000 compliant, year 2000 problems at customers and prospects could cause interruptions in telephone services or delay new product launches. These interruptions or delays could materially and adversely affect our results of operations, liquidity and financial condition.

         Technology changes may render TeleSmartTM Data Services obsolete. Technological changes in the telecommunications industry happen rapidly. If we do not quickly and efficiently modify or enhance our TeleSmartTM Data Services in response to these changes, TeleSmartTM may become obsolete.

         Dependence on intellectual property rights. We rely on internally developed software and other technology to offer our TeleSmartTM Data Services. We have applied for patents on the software and our technology for formatting and mapping the origin of raw telecommunications data but have not yet been granted them. We may not get these patents or even if we do they may not sufficiently protect our rights in the technology. The patents would not provide protection outside of the United States. Even if the patents are granted, they may be challenged, and we may have to spend a significant amount of money to defend them.

         Patent infringement litigation is common for software and related technology. If we are accused, rightly or wrongly, of violating another company's intellectual property rights, we may have to spend significant amounts of money defending ourselves.

         We consider the name TeleSmartTM an important asset. We have applied for a copyright on the name to protect it, but there can be no assurance that the copyright will be granted.

         Dependence on key personnel. Our ability to continue operations is dependent on the efforts of senior management including Paul Lidsky, our President and CEO, Greg Mohn, our Vice President of Business Development, and Kirk Danzl, our Chief Technology Officer. If any of these key personnel departed, we would lose valuable knowledge and expertise.

         Potential competitors have significant resources. Although we are not aware of any current competitor that provides a product or service materially similar to TeleSmartTM Data Services, companies with significant financial resources, application development expertise and telecommunications experience may offer a competing product in the future.

         Government regulation may increase. Our operations are currently subject to limited regulation both on the federal and state level by the Federal Communications Commission and various state public utilities commissions. There can be no assurance that the current regulatory environment will not change significantly, and that a change will not adversely affect OneLink. Regulations may be adopted in the future that restrict the use of telecommunications data.

         Delisting of common stock from Nasdaq; adverse effect on trading market. On February 26, 1998 our common stock was delisted from the Nasdaq Small Cap Market. Since that time, our common stock has been traded in the non-Nasdaq over-the-counter market. Trading has been sporadic, and since there is only a small market for our common stock, it may be difficult for you to sell your shares.

         Difficulty of selling a "penny stock." Since our common stock trades at less than $5.00 a share, it is considered a "penny stock." It is relatively difficult for an investor to sell shares of a penny stock.

        Any stock which falls below a $5.00 per share selling price in the public market is called a penny stock. Our common stock has traded below $5.00 per share for several years. It is much more difficult to sell a penny stock than other shares that trade on a national market or stock exchange because of the extra steps a broker must take before selling the stock. A sale of a penny stock does not usually take place as quickly as a sale of shares that trade on a national market or stock exchange. Because of the difficulty in dealing in penny stocks, many brokers are unwilling to participate in buying and selling our shares.

        A penny stock is subject to special rules issued by the Securities and Exchange Commission that regulate how an investor can purchase the shares. Although there are exceptions to the rules for certain institutional or high net worth individuals, usually, the broker must take the following steps: (1) determine the suitability of the purchase for the particular investor; (2) provide a first time investor in penny stocks with a document disclosing the risks of investing in this type of stock; and (3) have the purchase approved by a compliance officer of the brokerage firm.

        Because of the time required to comply with these requirements it may be difficult for you to sell an investment in OneLink. You may want to sell your shares of OneLink at a time when you can show a profit, however, by the time a sale of your shares is approved, the stock price may have declined to the point where you will have a loss on your investment.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of any of the shares offered hereby.

                              SELLING STOCKHOLDERS

         The following table sets forth as of March 31, 1999: (1) the name of each stockholder offering shares through this prospectus, (2) the number of shares of common stock owned, (3) the number of shares issuable on the exercise of currently exercisable options or warrants, (4) the number of shares of common stock offered, (5) the number of shares of common stock beneficially owned after the offering if all shares that are offered are sold, and (6) the percentage of outstanding common stock to be beneficially owned after the offering if all of the shares offered by the selling stockholders are sold. Ownership percentages of less than 1% are marked with an asterisk. Material relationships of selling stockholders with OneLink are listed following the table.

                                                               Option/                     Shares Owned        % Owned
                                                              Warrant        Shares           After             After
                     Name                          Shares       Shares      Offered          Offering         Offering
----------------------------------------------- ------------- ----------- ------------- ------------------- --------------

Pyramid Partners, L.P.                            560,000          --         560,000           --               --

Wyncrest Capital                                  500,000        30,000       500,000         30,000              *

Ron Eibensteiner                                  428,000       200,000       400,000        228,000            3.31%

Industricorp & Co FBO 1561000091
    Twin Cities Carpenters                        235,000          --         200,000         35,000              *

Dale Ragan IRA                                     80,000          --          80,000           --               --

Wayne W. Mills                                    475,000        80,545       400,000        155,545            2.29%

Wayne W. Mills, IRA                               100,000          --         100,000           --               --

Thomas H. Healey                                   60,000          --          60,000           --               --

Robert G. Allison                                 115,000          --         100,000         15,000              *

Perkins and Partners Profit Sharing
    Plan and Trust                                100,000          --         100,000           --               --

Martin J. O'Dowd                                   50,000          --          50,000           --               --

Dawn Lockwood                                     100,000          --         100,000           --               --

Daniel S. and Patrice Perkins                     100,000          --         100,000           --               --

Craig C. Avery                                    100,000          --         100,000           --               --

Steven James Harmon                                35,000        35,000        70,000           --               --

Walter Sembrowich                                  50,000          --          50,000           --               --

Thomas Kieffer                                     25,000        45,000        50,000         20,000              *

Strickland Family Limited Partnership              50,000          --          50,000           --               --

Shawn P. Weinard                                   25,000        25,000        50,000           --               --

Scott F. Strickland                                25,000        25,000        50,000           --               --

Piper Jaffray as Custodian IRA FBO
    Richard C. Perkins                             50,000          --          50,000           --               --

Richard C. Perkins                                 50,000          --          50,000           --               --

Perkins Capitial Mangement, Inc.
    Profit Sharing                                 70,000          --          50,000         20,000              *

Pamela L. Brown                                    55,000          --          50,000          5,000              *

James F. Lyons                                     50,000          --          50,000           --               --

Jack Kohler                                          --          25,000        25,000           --               --

John E. Feltle                                     50,000          --          50,000           --               --

Gary Kohler                                        25,000          --          25,000           --               --

David Westrum Revocable Living
    Trust                                          50,000          --          50,000           --               --

Piper Jaffray as Custodian for David H.
    Potter IRA Rollover                            50,000          --          50,000           --               --

Robert F. Olson                                      --          25,000        25,000           --               --

Robert J. Dodlinger                                40,000          --          40,000           --               --

Paul F. Lidsky                                     37,000        50,000        37,000         50,000              *

Michael J. Ryan                                    15,000        43,875        15,000         43,875              *

Kirk C. Danzl                                       3,000        43,000         3,000         43,000              *

Gulfstream Financial Partners, LLC                100,000          --         100,000           --               --
                                                ============= =========== ============= =================== ==============
TOTAL                                           3,633,000       852,420     3,840,000        645,420            8.55%
                                                ============= =========== ============= =================== ==============

Material relationships of selling stockholders with OneLink are as follows:

o    Ron Eibensteiner is OneLink's Chairman of the Board and Secretary.
o    The President of Wyncrest Capital is Ron Eibensteiner.
o    Paul Lidsky is OneLink's President and Chief Executive Officer.
o    Thomas Kieffer is a director of OneLink.
o    Kirk Danzl is OneLink's Chief Technology Officer.
o    Michael Ryan was OneLink's Chief Financial Officer through April 19, 1999.
o Perkins Capital Management, Inc., the beneficial owner of 28.51% of OneLink common stock, has the power to dispose of or direct the disposition of the shares held by Pyramid Partners, L.P.; Industricorp
     & Co. FBO 1561000091 Twin Cities Carpenters; Robert G. Allison; Perkins and Partners Profit Sharing Plan; Daniel S. and Patrice Perkins, Strickland Family Limited Partnership; Shawn P. Weinard; Scott F. Strickland; Piper Jaffray as Custodian IRA FBO Richard C. Perkins;
     Richard C. Perkins; Perkins Capital Management, Inc. Profit Sharing
     Plan; Pamela L. Brown; James F. Lyons; David Westrum Revocable Living Trust; and Piper Jaffray as Custodian for David H. Potter IRA Rollover.

                              PLAN OF DISTRIBUTION

         The shares covered by this prospectus may be sold from time to time by the selling stockholders named in the above table or persons receiving shares from the selling stockholders as gifts or pledges after the date of this prospectus. If we are notified that a recipient of shares as a gift or pledge intends to sell more than 500 shares, we will file a supplement to this prospectus with the SEC. We will bear all costs, expenses and fees incurred in connection with the registration of the shares offered by this prospectus. Selling stockholders will bear brokerage commissions and similar selling expenses, if any, attributable to the sale of their shares.

         Selling stockholder may sell shares from time to time in one or more types of transactions, including block transactions, in the over-the-counter markets, in negotiated transactions, through put or call options on the shares and through short sales of shares. Shares may be sold at market prices prevailing at the time of sale or at negotiated prices. Selling stockholders may sell shares directly to purchasers or to or through broker-dealers as principals or agents. These broker-dealers may be compensated through discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

         The selling stockholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. We have agreed to indemnify each selling stockholder against particular liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against particular liabilities, including liabilities arising under the Securities Act.

         Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         Selling stockholders also may resell all or a portion of the shares under this prospectus in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

                          DESCRIPTION OF CAPITAL STOCK

         The following description of our capital stock is qualified in its entirety by reference to our articles of incorporation, our bylaws, and Minnesota law.

General

         Our authorized capital stock consists of 50,000,000 shares, $0.01 per share par value, of which 40,000,000 shares are common stock and 10,000,000 shares are undesignated as to series or class.

Common Stock

         As of March 22, 1999, we had approximately 900 stockholders of record holding 6,698,607 shares of common stock. No share of common stock is entitled to preference over any other share of common stock. Each outstanding share of common stock is entitled to one vote except as may be otherwise required by Minnesota law. There is no cumulative voting for the election of directors and holders of our common stock are not entitled to preemptive rights.

         All outstanding shares of common stock are fully paid and non-assessable. Holders of common stock are entitled to receive dividends as may be declared by the board of directors out of funds legally available therefor, and to share pro rata in any distributions to holders of common stock upon liquidation or otherwise. However, we have not paid cash dividends on our common stock, and do not expect to pay dividends in the foreseeable future.

Undesignated Stock

    Under Minnesota law and our articles of incorporation, no action by our stockholders is necessary, and only action of our board of directors is required, to authorize the issuance of any of the undesignated stock. The board of directors is authorized to establish from the undesignated shares one or more classes or series of shares, to designate each class or series and to fix the terms of each class or series, including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences. Accordingly, the board of directors, without stockholder approval, may issue preferred stock having rights, preferences, privileges or restrictions, including voting rights, that may be greater than the rights of holders of common stock.

    We cannot predict the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, the effects may include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of OneLink without further action by the stockholders. We have has no present plans to issue any shares of preferred stock.

Warrants

    We currently have outstanding warrants to purchase approximately 1,000,000 shares of common stock at exercise prices ranging from $1.00 to $4.20 per share with expiration dates ranging from May 1999 to December 2003.

Minnesota Law

         Provisions of Minnesota law described below could have an anti-takeover effect on us. These provisions discourage an unsolicited takeover of OneLink, if our board of directors determines that the takeover is not in our and our stockholders' best interests. This could result in depriving our stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

         Section 302A.671 of Minnesota statutes generally applies to any acquisition of voting stock of a Minnesota corporation, from a person other than the corporation, and other than in connection with certain mergers and exchanges to which the corporation is a party, resulting in the beneficial ownership of 20 percent or more of the voting stock then outstanding. Section 302A.671 requires approval of this type of acquisition by a majority vote of the stockholders of the corporation prior to its consummation. In general, shares acquired in the absence of this approval are denied voting rights and are redeemable at their then fair market value by the corporation within 30 days after the acquiring person has failed to give a timely information statement to the corporation or the date the stockholders voted not to grant voting rights to the acquiring person's shares.

         Section 302A.673 of Minnesota statutes generally prohibits any business combination by a Minnesota corporation, or any subsidiary thereof, with any stockholder which purchases 10 percent or more of the corporation's voting shares (an "interested stockholder") within four years following the interested stockholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of the board of directors of such corporation serving before the interested stockholder's share acquisition date.

Limited Liability and Indemnification Provisions

         Our articles of incorporation, limit the personal liability of our directors. Specifically, our directors will not be personally liable to us or our stockholders for monetary damages for breach of their fiduciary duties as directors, except to the extent that the elimination or limitation of liability is in contravention of Minnesota law. This provision will generally not limit liability under state or federal securities law.

         Section 302A.521 of Minnesota statutes provides that a Minnesota business corporation shall indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity (as defined) of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if particular statutory standards are met. "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding this right of indemnification.

         Article VI of our bylaws provides that we shall indemnify each of our directors, officers and employees to the fullest extent permissible by applicable law.

         We maintain an insurance policy covering director and officer liability.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

         The transfer agent and registrar with respect to our Common Stock is American Stock Transfer and Trust.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at "http://www.sec.gov."

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings (File No. 000-25764) we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         1. Our Proxy Statement for our 1999 Annual Meeting of stockholders; and

         2. Our Annual Report on Form 10-KSB for our fiscal year ended December 31, 1998, a copy of which accompanies this prospectus.

         You may request a copy of our filings, at no cost, by writing or telephoning our Controller at the following address:

                  Brenda Groff
                  Controller
                  OneLink Communications, Inc.
                  10340 Viking Drive, Suite 150
                  Eden Prairie, Minnesota  55344
                  (612) 996-9000

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided or incorporated by reference in this prospectus. We have authorized no one to provide information other than that provided or incorporated by reference in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any document incorporated by reference herein is accurate as of any date other than the date on the front of the document.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

         The following expenses will be paid by OneLink in connection with the distribution of the shares registered hereby. OneLink is paying all of the selling stockholders' expenses related to this offering, except the selling stockholders will pay any applicable broker's commissions and expenses, transfer taxes, as well as fees and disbursements of counsel and experts for the selling stockholders. All of such expenses, except for the SEC Registration Fee, are estimated.

                  SEC Registration Fee ...............................$2,135
                  Legal Fees and Expenses ............................12,000
                  Accountants' Fees and Expenses ......................2,000
                  Printing Expenses .....................................500
                  Miscellaneous .........................................461
                           Total ....................................$17,000

Item 15.  Indemnification of Directors and Officers.

         Section 302A.521, subd. 2, of Minnesota Statutes requires OneLink to indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to OneLink, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of OneLink, or, in the case of performance by a director, officer or employee of OneLink involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of OneLink. In addition, Section 302A.521, subd. 3, requires payment by OneLink, upon written request, of reasonable expenses in advance of final disposition of the proceeding in particular instances. A decision as to required indemnification is made by a disinterested majority of the board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the stockholders, or by a court.

         Provisions regarding indemnification of officers and directors of OneLink are contained in Article VI of OneLink's bylaws, as amended, which are incorporated herein by reference.

         In addition to providing indemnification as outlined above, OneLink also purchases individual insurance coverage for its directors and officers. Subject to the stated conditions, the policy insures the directors and officers of OneLink against liability arising out of actions taken in their official capacities. To the extent that such actions cannot be indemnified by OneLink, the policy provides individual liability insurance protection to the officers and directors of OneLink.

         As permitted by Section 302A.251 of the Minnesota Statutes, OneLink's Amended and Restated articles of incorporation, provide that a director shall not have personal liability to OneLink or its stockholders for breach of his or her fiduciary duty as a director, to the fullest extent permitted by law.

Item 16.  Exhibits

         See Exhibit Index on page following signatures.

Item 17.  Undertakings.

         (a)      The undersigned small business issuer hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

                           (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                           (ii) Reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the Registration Statement notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                           (iii) Include any additional or changed material information on the plan of distribution;

                  (2) That, for determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

                  (3) To file a post-effective amendment to remove from registration any of the securities being registered which remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                  In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie, State of Minnesota, on April 19, 1999.

                                       ONELINK COMMUNICATIONS, INC.


                                       By    /s/ Paul F. Lidsky
                                                Paul F. Lidsky, President and
                                                   Chief Executive Officer

                                POWER OF ATTORNEY

         Paul F. Lidsky, Brenda Groff, Ronald E. Eibensteiner, John F. Stapleton, Thomas M. Kieffer and Vin Weber each hereby constitutes and appoints any one or both of Paul F. Lidsky and Ronald E. Eibensteiner, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and perform any acts necessary to file any or all amendments (including post-effective amendments) to the Registration Statement with all exhibits thereto, and any and all registration statements, prospectuses, instruments or other documents as a part of or in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact or his substitute may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the date stated.

Signature                                    Title                     Date

/s/ Paul F. Lidsky           President, Chief Executive Officer   April 19, 1999
Paul F. Lidsky               and Director (principal executive
                             and financial officer)

/s/ Brenda Groff             Controller                           April 19, 1999
Brenda Groff

/s/ Ronald E. Eibensteiner   Chairman of the Board and Director   April 19, 1999
Ronald E. Eibensteiner


/s/ John F. Stapleton        Director                             April 19, 1999
John F. Stapleton


/s/ Thomas M. Kieffer        Director                             April 19, 1999
Thomas M. Kieffer


/s/ Vin Weber                Director                             April 19, 1999
Vin Weber

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------


                                    EXHIBITS
                                       to
                         Form S-2 Registration Statement
                                ----------------


                          OneLink Communications, Inc.
             (Exact name of Registrant as specified in its charter)

                                ----------------

                                      INDEX

Exhibit

4.1      Amended and Restated Articles of Incorporation (a)

4.2      Bylaws, as amended (b)

5.1      Opinion and Consent of Fredrikson & Byron, P.A.

10.1     1994 Stock Option Plan, as amended (b)

10.2 Stock Option Agreement with Ronald E. Eibensteiner effective September 4, 1996 (a)

10.3 Stock Options Agreements with Paul Lidsky dated September 2, 1997 and November 19, 1997 (c)

10.4     Employment Agreement between Paul Lidsky and OneLink Communications,
         Inc. (c)

10.5 Agreement Between US WEST Communications, Inc. and OneLink Communications, Inc., dated November 11, 1997 [OneLink has received confidential treatment for portions of this agreement.] (c)

10.6 Agreement Between Cincinnati Bell Telephone Company and OneLink Communications, Inc., dated September 30, 1998 [OneLink has received confidential treatment for portions of this agreement.] (d)

11       Statement re: computation of per share earnings

13       Annual Report on Form 10-KSB for fiscal year ended December 31, 1998

23.1     Consent of Ernst & Young LLP

23.2     Consent of Lund Koehler Cox & Arkema, LLP

24       Power of Attorney (Included on signature page)

27       Financial Data Schedule

---------------------

(a) Incorporated by reference to the Company's Report on Form 10-KSB filed for the fiscal year ended December 31,1996 (File No. 0-25764).
(b) Incorporated by reference to the Company's Registration Statement on Form SB-2 (File No. 33-90084C) filed March 7, 1995
(c) Incorporated by reference to the Company's Report on Form 10-KSB filed for the fiscal year ended December 31, 1998 (File No. 0-25764).
(d) Incorporated by reference to OneLink's Report of Form 10-QSB filed for the quarterly period ended September 30, 1998 (File No. 0-25674).